Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

CONFIDENTIAL – FOR INTERNAL USE ONLY

The Exult & Hewitt Merger

Employee Questions and Answers

Release 1.0

June 21, 2004

About This Document

This question-and-answer document has been designed to provide supplemental communication about Exult’s proposed merger with Hewitt Associates to support meetings with leadership and your manager.

Of course, it is impossible to anticipate every question that employees may ask, and many questions cannot be answered at this time. If you have other questions that you don’t find answered here, either ask your manager or email the question to +Exult Global Communication mailbox. We will respond to the most commonly asked questions in future communications.

Q&As are organized in the following categories:

About the Merger

About Hewitt

About The Combined Business

About the Integration

About Me

About Next Steps

About This Document

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from 121 Innovation Drive, Suite 200, Irvine, California 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

About the Merger

What have we announced?

We announced that our Board of Directors approved a definitive agreement for Exult to merge with Hewitt Associates, a leading global human resources (HR) outsourcing and consulting firm. The combined company will be the leader in the rapidly growing broader HR BPO segment, and the only organization offering total HR outsourcing services on an integrated basis (HR, benefits, payroll, and continuing to expand the F&A and Procurement offerings) with complete HR consulting expertise to large companies.

Why Are We Doing This?

This merger is fundamental to achieving Exult’s strategic vision. In our three-year strategy approved by our Board in January, we concluded that we needed additional scale and integration across Pay and Benefits to continue to be competitive in the Global 500 market. We knew we either had to acquire more capabilities, or look for the right strategic partner to join forces with. While it might look and feel different than some expected, strategic change has been and will always be fundamental to our continued success in this growing market. We add additional strength in the form of broader resources, benefits delivery capability, an expanded global footprint and a strong balance sheet. This translates to expanded opportunities for our employees. When this opportunity presented itself several months ago, we studied it carefully and determined that it met most of the objectives that we had outlined in our strategy. We felt that now was the time to act boldly in order to continue our leadership position.

Why didn’t our leadership tell employees that this was a possibility?

When we updated our 3 Year Strategic Plan at the end of last year, we identified this type of combination as one desirable way for us to achieve the goals that we articulated in our Scaling New Heights campaign. Because we are a public company there are very clear and strict guidelines about what we can discuss internally and externally about a transaction of this type. In fact, beyond the senior executive team and those involved directly in performing due diligence activities, we were unable to share information or even discuss the possibility. Often these discussions between companies don’t make it to a definitive agreement stage that we are announcing now. It is our hope that as you learn more about the plans for our future, you will share our excitement about Hewitt Associates and the opportunities for our future together.

What are the terms of the agreement?

Under the terms of the agreement, Exult shareholders will receive 0.20 shares of Hewitt stock, on a tax-free basis, for each Exult share. The transaction is valued at approximately $600 million.

Is this an acquisition or a merger?

Technically, this is an acquisition by way of merger, where two entities will be combined into one, with no new entity being created. Hewitt Associates is establishing a subsidiary with which Exult will merge, and all outstanding shares of Exult common stock will be converted to Hewitt stock. Exult’s assets will be folded into Hewitt’s balance sheet, and results will be fully consolidated. The combined company will be called Hewitt Associates.

About the Merger

Why have we made this decision?

This combination of Exult and Hewitt Associates has four key benefits:

•	A leadership position in a key growth segment, HR BPO—the newly combined organization will establish a leading position in the HR BPO industry segment serving more than 600,000 end users from 21 client organizations in broader HR outsourcing, more than 18 million end users from more than 300 companies in benefits outsourcing, and more than 2,300 companies in HR consulting. HR BPO is a key growth opportunity in its early stages. Independent industry analysts estimate that the broader HR outsourcing marketplace is the fastest-growing area within BPO—many predict double-digit growth rates.

•	The most comprehensive, flexible solution in the marketplace—This combination uniquely positions Hewitt Associates to offer clients the entire spectrum of outsourcing solutions, enabling clients to enter into outsourcing arrangements that flexibly address their needs and requirements. In addition, Hewitt Associates will gain a broader global presence as well as many additional service capabilities, including recruiting and staffing, global mobility, time and attendance, learning and development, and accounts payable and expense administration solutions. In addition, Exult brings process rationalization, scoping expertise, and vendor management capabilities. These capabilities, combined with Hewitt’s full suite of HR consulting services, make Hewitt Associates the only organization capable of offering an end-to-end solution, from strategy and design to administration and outsourcing.

•	Unmatched execution, excellence, and experience—The combined organization will have deep- rooted experience in implementing and providing outsourcing services to hundreds of large, complex companies on a global basis, increasing its operational functionality and efficiency. The combined company will have a greater number of large clients than any other HR outsourcing and consulting firm.

•	Scale and increased financial strength—Hewitt’s infrastructure will support Exult’s clients and future growth. In turn, Exult’s capabilities accelerate the build out of Hewitt’s total HR outsourcing solution—accelerating revenue and profitability targets. The combined company will have unmatched scale and a difficult-to-replicate business model. The new entity has the breadth and depth to meet the needs of most any client contemplating HRO—from consulting, to a point solution, to end-to-end.

When will the transaction officially take place?

The transaction cannot close without stockholder approval (a majority vote) and required regulatory approvals (e.g., Hart-Scott Rodino Act). Pending those events, the transaction is expected to close around or by the end of Hewitt’s fiscal year, September 30, 2004. Keep in mind, however, that integration will take work and additional time. Both firms are working on a transition plan to make sure the integration efforts are a success. (You can find more on this in the “Integration” section of this Q&A.)

Are the leaders of both firms in favor of this?

Yes. The leaders and the Boards of Directors of both firms agree that combining forces is in the best interest of both firms. In our press release, Jim Madden said: “Combining Exult with Hewitt, renowned as a premier HR outsourcing and consulting firm, creates a wealth of exciting growth opportunities, as well as operational and client acquisition synergies.” Dale Gifford, CEO of Hewitt, said, “This is a truly outstanding combination. The addition of Exult’s comprehensive service mix, Six Sigma expertise and

About the Merger

delivery capabilities to Hewitt’s integrated HR outsourcing and consulting solutions and operating capabilities, will create a true leader with the most flexible and broad HR solution. We’ll be a one-stop shop for all HR services, and can provide this on an integrated basis through a leverageable operating model. We are very excited about the possibilities this combination creates for our clients and for both companies.”

Over the next few weeks, you’ll have many opportunities to talk with our leadership in both large and small groups about their view of the merger. We encourage you to ask them direct questions and expect direct answers.

How will our current and prospective clients view this decision? Will we lose any clients or prospective clients as a result?

We expect that the merger will be viewed favorably, as it answers the questions of size, strength and future viability that we typically encounter in the sales process. We also view that the industry analysts will view this merger very favorably. However, as with all major change, it might take some time for some people to understand all of the benefits of the combination.

Does General Atlantic Partners still have a stake in the company?

The transaction is a stock transfer of Exult stock for Hewitt Associates stock. As the main Exult shareholder, GA Partners will now have a considerable (10%) stake in Hewitt. Steve Denning, a partner at GA will take one of the two new positions being created on the Hewitt Associates Board of Directors.

About Hewitt

Who is Hewitt Associates?

Hewitt Associates is a global HR outsourcing and consulting firm. They offer a full range of human capital management services, including HR and benefits outsourcing, HR strategy and technology. Founded in 1940, the firm is a pioneer in benefits outsourcing and now serves more than 2,300 companies worldwide (23 benefits and HRO clients in Europe). In 2001, Hewitt expanded its services to encompass total HR outsourcing, including workforce administration, payroll enhancements, benefits, workforce relations, recruiting/staffing, learning and development, performance management, and workforce planning/strategic staffing. In 2002 Hewitt Associates also expanded its international presence through two mergers in the Netherlands (with Heijnis en Koelman), and the United Kingdom and Ireland (with Bacon & Woodrow). Here are some key current statistics about the company:

■	$2.5 Billion in Revenue, all HR related

■	16,000 employees, 89 offices in 38 countries/territories

■	#1 in Benefits for large companies, the ‘Gold Standard’

■	HR BPO Clients: TXU and Sony among others

Why now? And why Hewitt?

The market we pioneered is evolving and expanding. There have been several new entrants to the competitive landscape that are very large and established firms. More clients are accepting the benefits of outsourcing HR making the market more attractive to other players. While we have won our fair share of business and remain the leader with over 30% of the HRO deals with Global 500 clients, several competitors won key client agreements: IT outsourcing companies and large consulting firms (e.g., Accenture, ACS, IBM) and processing companies in benefits administration and payroll (e.g., ADP, Convergys, Fidelity). Most of these companies have more means at their disposal and powerful brands.

We are seeing more competition in the “mega” deal. Fortune 100 prospects are requiring us to meet highly demanding terms and some feel there is less risk with larger firms, even if they are less experienced in the HRO arena. With this merger, we are better positioned to compete in the Global 500 industry for HR BPO. This new entity dismisses questions of size, strength, and the future of Exult from the discussion list with prospects and clients.

Why Hewitt? This merger brings together the #1 company in HR BPO and the #1 benefits provider creating a clear leader in integrated solutions. This gives us immediate scale and added financial strength. It provides further expertise and established investments in technical infrastructure, service centers, proprietary technologies and management practices/methodologies to run multi-client operations. Hewitt also brings deep domain knowledge and consulting expertise, and allows us to gain access to new clients through their existing relationships.

What are the company values?

Hewitt’s corporate values are similar to our own. They are:

People—We treat people with respect and dignity. We build positive, trusting relationships through open communication, sharing, and valuing diverse perspectives.

About Hewitt

Excellence—We all have the responsibility to deliver quality and innovation in our work through personal initiative and continuous development of skills and knowledge, with strong support from the firm.

Collaboration—Teamwork leverages our individual talents to serve our clients and their people exceptionally well. "Win-win" relationships are our goal as we work with clients, other associates, business partners, and service providers.

Integrity—Ethical behavior, honesty and integrity are fundamental characteristics of our conduct in all aspects of our work.

How will this impact Hewitt’s stock price?

As we have learned over the last 5 years at Exult, it’s impossible (and inappropriate) to predict the impact of strategic announcements on a stock’s price. But it’s also important to remember that the proposed merger is not a short-term strategy. This decision was made to position us for the future and to enhance our long-term growth potential. Longer term, if the merger lives up to expectations (increased market opportunities, new sales, revenue growth, etc.) we are hopeful that this will be reflected in the stock price.

About The Combined Organization

What will the new organization look like?

As we merge the two organizations, our goal will be to establish a structure that preserves or enhances client service and quality delivery, eliminates barriers to sale / broadens our sales capability, and delivers revenue and cost synergies. There are, of course, many details to figure out. In some areas (e.g., product development and strategy) we will want to combine our resources and our capabilities to have one integrated approach. In other areas (e.g., existing client delivery), we may run some aspects separately.

We’re still working on identifying business leadership, and will share more information as it becomes available. But for now, we can say that Bryan Doyle from Hewitt will remain the global leader of the overall HR Outsourcing business that Exult will be a part of and that Jim Konieczny will continue as Benefits Business Leader. Jim Madden will join the Hewitt Associates management team to lead the integration efforts and the BPO business development efforts. Kevin Campbell will lead the combined company’s BPO client services operations including benefits outsourcing and Steve Unterberger will co-lead product development. Richard Jones, Mike Salvino and other key leaders will have similar and/or expanded levels of responsibility.

What synergies do we expect to achieve with the combined business?

The real value-creating rationale for the combination is to win more business and drive new relationships than either of us could alone. We firmly believe and expect our combined organizations will sell more services than the sum of what either organization could sell on its own due to the greater attractiveness of the offering (both in terms of flexibility and breadth of services). These represent the revenue synergies that we expect to achieve.

On the cost side, we expect to generate synergy savings in three key areas:

•	Operating synergies – This will come from facilities consolidation and other operational efficiencies from merging some of our locations. Some of Hewitt’s locations overlap our existing locations – specifically Newport Beach, London, Toronto and The Woodlands. Therefore, it would be reasonable to think we might combine offices in some locations for operational efficiency and cost savings. That is not to say that this would directly impact jobs in those areas, the savings would come from facilities consolidation.

•	Product strategy and development and IT infrastructure – This will come from the elimination of duplicate platform development and feature/functionality enhancements. We plan to take the best of both of our solutions—eliminating the rest—and using size and scale to reduce technology platform costs.

•	SG&A – This will come from eliminating duplicate functions and using scale to reduce costs.

How does the Hewitt-Exult combination meet industry needs?

The addition of Exult’s service mix and capabilities to Hewitt’s integrated HR outsourcing and consulting solutions, operating capabilities, and established leadership position, will create a combined solution that is broader and more flexible than what’s currently available in the industry—and one which meets each client’s specific needs and requirements. We’re expressing it as “Place, priorities, pace”: we’ll take clients from their starting place, move them toward their desired end state, by focusing on the right priorities and at their desired pace for change. And essentially, we’ll be a one-stop-shop for all HR services, from HR, benefits, and payroll outsourcing to complete HR consulting—all on an integrated basis.

About The Combined Organization

What is the name of the combined company? Where will it be headquartered?

The name is Hewitt Associates. Although their headquarters will continue to be in Lincolnshire, we will still have a presence in Orange County and London, although the physical office locations may change.

What will happen to the Exult and ReloAction brands?

Hewitt Associates is a very strong brand with widespread recognition with significant resources invested in advertising and awareness programs. The Exult and ReloAction brands will be transitioned to the Hewitt brand over time. Marketing is a key focus area of the integration team.

How will this impact the other lines of business in F&A and Procurement?

Hewitt leadership is excited about the addition of these lines of business and the potential this brings to their organization. We will continue to develop procurement and F&A service offers with the additional reach and client coverage that Hewitt offer us. Additionally, we will look to leverage our procurement offerings within Hewitt organization.

Will Exult board members be integrated into the Hewitt Associates board?

Hewitt’s board of directors will increase from 10 to 12 members with the addition of two of Exult’s outside directors. One of these directors will be Steve Denning, a partner with General Atlantic Partners, our initial investor.

What does this mean for our relationships with Mellon and Towers Perrin?

No client will be forced to change service providers. Rather, we will seek to operate whatever makes sense for each client. Of course, we’d like the opportunity to present the advantages of our integrated approach and have them evaluate that against their current solution.

Will we still be considered an HR BPO pure play?

Not in the way we have defined it in the past. Consistent with our mission and recent three year strategy, we have used our legacy as a pure play pioneer of HRO BPO as a stepping stone to evolve into a strong player in end-to-end HR services through this merger. We will still have the strongest HR depth in the market by far.

Does Hewitt believe in offshoring and do they have offshore operations?

Hewitt believes in a global delivery system and India based operations are a key part of that strategy. In addition to providing “off-shoring” capabilities, Hewitt’s Indian operations, headquartered in Bangalore, service India based companies. They have offices in Mumbai, Chennai, Hyderabad, Delhi, and the largest back-office processing facility is located in Pune Gargaon. Hewitt currently has 1000+ employees in India, as well as a small facility in the Philippines.

We plan to continue to grow our current center in Mumbai. We will continue to look for opportunities to shift what mix of work gets done in each center as it makes operational sense. Hewitt’s clients in India include Philips, HP, Oracle, L&T, Pfizer, Siemens, Texas Instruments, IBM, Convergys, Mindtree Consulting, Cholamandalam, TATA AIG, General Motors, Saint-Gobain, E Funds, and Castrol, among others.

About The Combined Organization

How are we telling clients the news?

We have an action plan in place to contact clients to tell them about this news and answer their questions. Our portfolio teams have already begun calling and meeting with our clients to fully brief them on our plans and to answer their questions.

We are assuring them of our commitment to maintaining outstanding quality and service during the integration effort, as well as our desire to strengthen our relationships through the new capabilities and solutions that emerge from the merger.

How will this change what we currently do for our existing clients?

On the whole, we’ll be able to provide additional opportunities for us to leverage Hewitt’s Consulting services and solutions.

How many of our clients overlap with Hewitt’s client roster and who will now manage the relationship?

We share the following clients: Bank of America, Bank of Montreal, BP, McKesson, Pactiv, and Unisys. Over the next six months we will develop a plan to combine client service teams.

How will we go after new clients after we have combined?

We will acquire new clients by selling them the solution that best matches their need, whether that need is to leverage some of their existing infrastructure to minimize transition costs and accelerate savings or to completely transform their processes into a proprietary platform. Our ability to also consult across the spectrum of HR issues will ensure that we maintain a competitive advantage.

We now will be able to address each client’s unique issues with a solution that is just right for them.

In addition, we know we have work to do to combine the BPO sales talent within our two organizations so we can go to market effectively with all the capabilities we now have. They also have over 100 “feet on the street “ that will pass leads to the BPO sales organization.

When can Exult start selling Hewitt’s solutions and vice versa?

While a great deal of planning has already been done and will be done between signing and closing, we must adhere to certain legal restrictions. Until the deal actually closes, both companies must continue to operate, and compete, as separate organizations. We may continue to team on deals as we have done in the past.

What regions or countries does this affect? Does it affect my location?

With operations in the US, Canada, UK, India and Puerto Rico, Mexico, Switzerland, Netherlands, China and Singapore, Hewitt will expand Exult’s global footprint. Beyond that, how/whether it will affect your location depends on what work is done there and whether Hewitt has operations nearby. This will be one of many areas that the integration team will be studying; we will provide updates as their work progresses.

About The Combined Organization

Will offices be consolidated?

Some of Hewitt’s locations overlap our existing locations and it is reasonable to think that we might combine offices in these locations for operational efficiency and cost savings – specifically Newport Beach, London, Toronto and The Woodlands. During the integration we will explore each one for potential future growth (particularly in the global locations) or a potential move to another location. The dedicated integration team will own that task of exploring the best options. Of course, any changes will be balanced with the need to minimize disruption.

About The Integration

How will we manage integration to ensure success?

Integrating the two businesses will be a big task, and will require the same level of project management discipline that we apply to our HRO implementations.

To minimize distractions to existing client service, a separate, dedicated, senior-level integration team will be established to manage and measure the success of all aspects of the integration. This team will include over 20 senior-level people—consisting of both Exult and Hewitt Associates leaders—to manage the process and ensure that it gets full attention, dedication, and successfully captures efficiencies. The team will employ a rigorous integration and execution planning process from Hewitt’s Corporate Restructuring & Change (CRC) consulting practice, and their Merger “Program Office” will be co-led by Hewitt’s Mark Oshima, who played a similar role for Hewitt on the Hewlett-Packard/Compaq merger, and by Esther Laspisa, Global Workforce Management Leader.

Critical integration priorities include:

•	Sales force – We will pool key selling resources from Exult and Hewitt Associates to develop a dedicated team that will focus on selling opportunities and sales support. We will match our best sales opportunities and prospects to designated individuals on this joint team. We will also leverage our combined relationships with our 20+ HR BPO clients, 300+ benefits outsourcing clients, and 2,300 consulting relationships to offer our broadened solution set to a large list of companies with HR delivery needs.

•	Product development – Integration planning will include development of specific road maps for each of our products and services that drive to the best products and a more comprehensive and flexible client-focused solution.

•	Technology – We will have a dedicated team of technology professionals who will work on integrating the two companies’ technology infrastructure platforms. This team has begun mapping out technology integration priorities to obtain synergies that will drive long-term efficiencies.

•	Operations – Here, too, we have mapped out initial plans for consolidating operations where it makes sense based on client needs, geography, and/or efficiency. A dedicated team will be focused on ensuring that operational integration proceeds efficiently with minimal disruption.

•	People – We are already at work to ensure that integration runs as smoothly as possible from a people perspective, and that employee needs are actively managed. This includes ensuring that we have the management team identified and in place early on, and ensuring that key employees are retained.

What is the organization and scope of the integration effort?

It will be critical that we minimize any distractions to our existing client service during the integration period. To make that happen, a separate, dedicated integration team will be established to manage all aspects of the integration.

In order to capitalize on the opportunities resulting from this combination, the integration team will employ a rigorous integration and execution planning process developed by Hewitt’s Corporate Restructuring & Change consulting practice. This is the same process that was used in the Hewitt Packard/Compaq merger—one of the largest in history.

The integration team will consist of a dedicated integration manager and team leads for:

■	Operations

■	Product Offerings

About The Integration

■	Marketing

■	Finance, Treasury, Tax IR

■	HR

■	Legal

■	IT

■	Real Estate

In addition there will be four cross-functional teams established to focus on critical processes that span multiple functions:

■	Business Model Reconciliation

■	Sales

■	Synergy Capture

■	Communications

Each team will have both Exult and Hewitt leaders and we will update you on those assignments in the coming weeks. It is important to remember that while each of our organizations can plan and position ourselves for integration on Day One after close, it is important to note that we must continue to operate as separate companies until the deal is closed.

How will we ensure we don’t get distracted? What can I do?

It would be very easy to get distracted by all the integration activity. But the best way for you to avoid distractions is to focus on your individual accountabilities.

•	If those accountabilities involve providing excellent service to existing clients, then that is where your focus should be. If you find that integration efforts are getting in the way of your ability to serve your client, speak up immediately.

•	If your accountabilities include helping with the integration, then we expect you to apply the same commitment to excellence in the integration project.

Keeping everyone informed on what is going on in as timely a manner as possible is another way to prevent distractions. Our commitment to you is to keep you well informed so that you can do your job well and feel confident that we are moving forward in a smart, thoughtful way.

What are some of the most immediate changes we can expect to see?

Over the course of the next three months, a number of employees will be planning for the integration. Most, however, will need to remain focused on our ongoing work and serving our clients with the same level of excellence as before the announcement.

Following the close, you should begin to hear about pending changes as the integration team begins to execute on its plan. Again, please know that we will share information on expected changes as plans solidify.

Does this mean that we stop improvement projects currently underway until we close the transaction?

We will be evaluating our current projects over the coming weeks. It is quite likely that many of them will continue. For now the message is to keep doing what you are doing until you hear otherwise from your manager.

About Me

Will my job be eliminated?

Whenever two organizations are combined, some role redundancy is inevitable, and these redundant roles need to be consolidated to quickly capitalize on the synergies of the combination. But, remember that the goal is to consolidate redundant roles—not to eliminate people. It will be important for us to retain key talent, because good talent is hard to come by.

Remember that change can also mean opportunity. Hewitt has entered into this deal because of Exult’s delivery capabilities and the people at Exult who deliver service to clients every day. The management teams of both companies are asking their employees to keep doing the same good job beyond today that they have been doing up to this point.

Once we have had more opportunity to understand the details of the various functions performed by each company, we will provide a summary of our combined offerings. There isn’t a lot of overlap, but there is some. We will leverage their benefits and corporate infrastructure and leverage our payroll, expat, learning and recruiting. We also gain platforms for pay and benefits for clients that don’t have their own, they gain our experience in large scale and scope transitions. This is truly a 1+1=3. The primary goal is growth.

Strong performers will continue to have opportunities and the key will continue to be the flexibility to move within the organization as the nature of the work evolves. We’ve seen this many times in our history with new client take-ons and migration of work between centers.

That said, we expect that some whose roles are affected by the integration will not find other roles, will not choose to take on another role, and will end up leaving Exult or Hewitt. We will treat these individuals with the utmost respect and sensitivity in their transition.

How will my compensation be affected?

For employees in our Americas region, your base salary will remain unchanged at the time of the merger. Over time, we will adjust to Hewitt’s timing and process for salary reviews and evaluations. Hewitt’s year-end is September 30th and compensation adjustments typically take place in December or June each year, with date of hire usually dictating which cycle an employee will be on.

For employees in our UK/Euro/Asia region, this merger is a transfer of shares resulting from a change of ownership)(for UK/Europe based employees, this is not a TUPE situation). Therefore, all employment terms and conditions remain unchanged. We may conduct a harmonization program at a later stage keeping in mind that on balance Hewitt will provide a broader benefits offering.

How will my incentive potential be affected?

Where incentive programs are in place, we fully expect that the ER2 incentive program for Levels A—B1 will continue for the remainder of 2004.

For B2 through C employees, we are pleased to announce that as part of this transaction, the Board of Directors has agreed to a discretionary incentive payment to be distributed upon the deal closing. The amount of this incentive pool will be pro-rated for a 9-month period, assuming the deal closes in September as planned, and will be based upon Exult’s financial performance through Q2. Individual awards will be determined based on individual performance.

About Me

How will my Exult stock options be affected?

All outstanding and unexercised Exult stock options will become fully vested at the time of the deal close. Option holders will receive a cash payment (net of applicable withholding taxes) based upon a price that will be set at deal closing. This price will be based on the average closing price for Hewitt common stock on the NYSE (as reported in the Wall Street Journal) for the 10 trading days immediately preceding the date of legal deal closing, multiplied by the exchange ratio of 0.20 shares of Hewitt stock per one share of Exult stock.

As an example, if Hewitt stock closes at an average price of $30.00 per share in the 10 trading days preceding the deal close, then the value of Exult stock options will be $30.00 X 0.20 which equals $6.00. All options with a grant price of $5.99 or below would have a cash value and that amount, minus withholding taxes would be paid to the employee. Options with a grant price of $6.00 or higher would carry no value and are forfeited.

On balance, can I expect the benefits to be better at Hewitt?

Employees will see similar offerings in the areas of medical, dental, vision, and other health related benefits. The retirement/savings plans in aggregate provide a substantially greater benefit. In addition to a 401(k) program in the US, Hewitt provides a company funded retirement planning as well as a global profit sharing program. In addition, Hewitt offers many benefits not available at Exult such as adoption assistance, paid time off for volunteer work, a purchased vacation option, and a tuition reimbursement program. Hewitt offers other benefits common to large companies such as a retirement plan, tuition assistance, a service award program, an interest free computer loan program, and an online discount service which offers discounts on items from movie tickets to auto insurance and cell phones.

Will my level and job title change?

For now, all titles and job levels will remain the same. Hewitt has a 9 band pay system and as part of the people integration process we will rationalize titles and levels across the two companies.

Will my manager and teammates remain the same?

For now, all teams will continue to operate as they have been. The integration plans for the combined companies will determine what, if any, changes will take place and when.

Am I valuable to this organization?

Absolutely. The talent and experience in our organization today has positioned us to be able to take advantage of the emerging opportunities in broader HR outsourcing, and this same talent and experience will be critical to growing our HR BPO business in the future. We will need strong talent more than ever, so each of us will need to sharpen our existing skills and develop new ones to support our evolving business and develop new opportunities.

How will this merger affect our culture?

First, it’s important to acknowledge that our culture always has, and always will continue to evolve—as do all cultures. Having said that, we can report that prior to coming to agreement, Exult’s leadership spent considerable time researching and discussing whether this combination made sense. As part of that work,

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our leaders concluded that our two organizations shared many of the same values and were compatible. Now clearly, joining 16,000+ new employees who have developed their own unique culture is bound to have some effect. During the integration, our integration team leaders will take action to ensure that we preserve those elements of our culture that are vital to the long-term success of the company. In fact, Hewitt leadership has been very forthcoming in sharing that they are hoping to integrate many elements of the Team Exult culture into the business.

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What if I’m asked about this announcement by someone from the news media?

As per our usual policy, please do not make any statements to the press, including “no comment.” Please refer any such inquiries to Alexandra Gallo in Global Communications.

What if I’m asked about this from an investor?

Please refer any such inquiries to John Adams, our CFO.

What if I’m asked about this from a client?

Our account teams are meeting individually with client leadership to discuss many of the details that we are sharing with you now. Please refer any questions or concerns to your portfolio lead. If a client peer asks you about your personal reaction, it is our hope that based upon the information that we are sharing with you that you will be able to honestly answer that while change presents its own challenges, this merger should provide exciting opportunities for our clients and our employees.

Fundamentally we want them to know:

•	They are critically important to us, and this doesn’t diminish our commitment to them in any way.

•	Expanding our capabilities in this evolving business ultimately increases the breadth and depth of our solutions and capabilities, and allows us to meet each client wherever they are along the outsourcing continuum.

•	Our combination brings together great thinking and execution expertise to outsourcing, and makes it available to clients today.

•	Bottom line is that we can now meet needs we might not have been able to before. This strengthens the value of our long-term relationships.

How can I be involved in planning for the new organization?

We have identified a team of individuals who will be focused on this full time. If you have suggestions, email them to the +Exult Global Communications mailbox.

Where can I go if I have questions?

We will be providing many opportunities during the transition for you to ask questions. Of course, the best place to go first is usually your own manager. You can also email your questions to the +Exult Global Communications mailbox, and we will answer the most commonly asked questions in follow-up communications.

When will I hear more?

We are committed to providing additional information as it becomes available and we’re able to share it. However, please keep in mind that we are restricted from sharing some things right now, and in many cases decisions are yet to be made.

What else can I do right now?

For now, we ask that you keep focused on your job and our clients. As we take this important step to grow our capabilities, you can expect our leaders to communicate as openly as possible and treat all

About Next Steps

employees with attention and respect as business changes are considered. We expect employees to do their best to continue our success, speak their minds when they have questions or helpful ideas, and understand our process and timeline for making decisions.

We can’t lose our primary focus on customer service and growth during this period, and we will be watchful to ensure that we take care of our clients. As we’ve said in the past, 100% of our revenue comes from our clients, and that has not changed. This is in fact the area where you as employees can help most by continuing to meet our commitments and freeing key leadership to focus on integration activities.